U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F                 ☐ Form 40-F
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes                 ☑ No
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com
TERRA NOVA ANNOUNCES AGREEMENT TO ACQUIRE MASS FINANCIAL CORP.
NEW YORK (September 27, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”, “we” or “us”) announced today that it has entered into an agreement with Mass Financial Corp. (“Mass”) for Terra Nova to acquire all of the issued and outstanding shares of Mass by way of a take-over bid (the “Offer”). The Offer is one Terra Nova share for each Mass share, valuing the transaction at approximately $225 million. The Offer is based upon the adjusted book value of each company and values Terra Nova shares at $8.91 per share. All monetary amounts herein are in U.S. dollars.
Mass’s business encompasses a broad spectrum of activities related to the integrated combination of commodities and natural resources, including trading, commercial trade, proprietary investing and financial services.
Highlights:
•	One Terra Nova share for one Mass share

•	Unanimously recommended by both companies’ Boards of Directors and Special Committees

•	For the purposes of the Offer, the adjusted book value of each party is approximately equal; $9.00 per share for Mass and $8.91 per share for Terra Nova

•	Creation of a significant well capitalized company with enhanced growth opportunities and global capabilities

•	Creation of value for Terra Nova through integration of complementary businesses and eliminates overlap in resources segment

•	Permits future tax-efficient dividend policy for Terra Nova

•	After completion of the Offer, Terra Nova intends to effect a fourth distribution of the balance of its shares of KHD Humboldt Wedag International AG (“KID”) (the “Proposed Fourth Distribution”) on a tax free basis to shareholders.
As the issuance of shares pursuant to the Offer and the agreement exceeds 20% of Terra Nova’s issued shares, pursuant to the rules of the NYSE, the same is subject to approval by Terra Nova’s shareholders. The Terra Nova Board recommends that Terra Nova shareholders vote in favour of the share issuance pursuant to the Offer and the agreement. The Terra Nova Board received an opinion from its financial advisor, Raymond James Ltd., that the Offer is fair, from a financial point of view, to Terra Nova shareholders.

PAGE 1/11

The Mass Board has recommended that Mass shareholders tender to the Offer and has received an opinion from its financial advisor that the Offer is fair, from a financial point of view, to Mass shareholders.
The Offer is part of a multi-step transaction, which includes the subsequent merger of Mass and a Terra Nova subsidiary, designed to effect a combination with an exchange ratio based upon the fully-diluted net book value of each company adjusted in the case of Terra Nova to reflect the fair value of its Wabush royalty interest, the after-tax recovery for past royalty underpayments, excluding pending claims for interest and costs (the “Arbitration Award”), the recently completed rights offering (the “Rights Offering”) and the distribution of KID shares on September 23, 2010 (the “Third Distribution”). In the case of Mass, its net book value was adjusted to reflect the fair value of its resource interests. Based upon the foregoing adjustments, for the purposes of the Offer, the Terra Nova shares were valued at $8.91 per share.
The completion of the transaction will significantly strengthen Terra Nova’s capital resources and enhance its opportunities for growth and provide geographic and product diversification and operating expertise. It will also ensure that the growth potential in the Mass commodities operations can be optimized through its combination with Terra Nova.
The historical balance sheets as at June 30, 2010 for Terra Nova and Mass and after giving pro forma effect to the Offer are enclosed as Schedule A hereto. Mass prepares its financial statements pursuant to International Financial Reporting Standards (“IFRS”) and we intend to change our reporting standards to IFRS. Pursuant to IAS 16 Property, Plant and Equipment, we expect to increase the book value of our Wabush royalty interest to its fair value.
The following table sets forth the balance sheets for Terra Nova, Mass and for Terra Nova after giving pro forma effect to: (i) the Offer; (ii) the Rights Offering; (iii) the Third Distribution and Proposed Fourth Distribution; (iv) the Arbitration Award; (v) the increase in the fair value of the Wabush royalty interest when Terra Nova adopts IFRS; and (vi) the increase in fair value of Mass’s resource interests as at the date indicated:

PAGE 2/11

Terra Nova Royalty Corporation and Mass Financial Corp.
Unaudited Pro Forma Consolidated Balance Sheet
June 30, 2010
(United States Dollars in Thousands, except per share amount)

	Terra Nova	Mass	Historical
	Historical	Historical	Subtotal	Pro Forma	Notes

ASSETS
Current assets
Cash and cash equivalents	$71,202	$235,312	$306,514	$363,005	1
Securities	13,666	17,171	30,837	19,764	2
Restricted cash	0	2,125	2,125	2,125
Note and loan receivables	8,000	12,723	20,723	8,000	3
Other receivables	5,789	27,110	32,899	32,690	4
Amount due from a former subsidiary	1,754	0	1,754	1,754
Inventories	0	50,759	50,759	50,759
Properties for sale	0	11,675	11,675	11,675
Tax receivable	0	1,747	1,747	1,747
Contract deposits, prepaid and other	773	17,935	18,708	18,708
Future income tax assets	158	0	158	158

Total current assets	101,342	376,557	477,899	510,385
Non-current assets
Restricted cash	0	28	28	28
Securities	0	13,421	13,421	13,421
Loan receivable	0	0	0	12,723	5
Investment in a former subsidiary	116,909	0	116,909	0	6
Property, plant and equipment	110	25,280	25,390	43,390	7
Interest in resource property	26,143	0	26,143	199,296	8
Investment property	0	35,595	35,595	35,595
Equity method investments	0	4,921	4,921	4,921
Future income tax assets	2,426	3,539	5,965	5,965
Goodwill	0	4,793	4,793	4,793

Total non-current assets	145,588	87,577	233,165	320,132

TOTAL ASSETS	$246,930	$464,134	$711,064	$830,517

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	$2,326	$44,233	$46,559	$46,350	9
Debt, current portion	0	1,921	1,921	1,921
Financial liabilities, short-term bank loans	0	102,978	102,978	102,978
Provisions	0	1,090	1,090	1,090
Income tax liabilities	553	840	1,393	3,947	10
Deferred credit, future income tax assets	158	0	158	158
Dividend payable	37,326	0	37,326	0	11

Total current liabilities	40,363	151,062	191,425	156,444
Long-term liabilities
Debt, less current portions	0	50,922	50,922	48,312	12
Provisions	0	972	972	972
Future income tax liability	0	1,953	1,953	53,803	13
Other long-term liabilities	0	26,171	26,171	26,171

Total long-term liabilities	0	80,018	80,018	129,258

Total Liabilities	40,363	231,080	271,443	$285,702

EQUITY
Shareholders’ equity	206,567	215,362	421,929	527,123	14
Non-controlling interests	0	17,692	17,692	17,692

Total Equity	206,567	233,054	439,621	544,815

TOTAL LIABILITIES AND EQUITY	$246,930	$464,134	$711,064	$830,517

Net book value per share				$8.42

PAGE 3/11

Notes to the Unaudited Pro Forma Consolidated Balance Sheet:
These notes explain the reconciliations of the historical amounts to pro forma accounts based on management assumptions and estimates. The reconciliations begin from the subtotals of the historical amounts of Terra Nova and Mass, except for the reconciliation of shareholders’ equity which begins from the historical amount of Terra Nova as the shareholders’ equity of Mass was eliminated on consolidation.
Dollars are denominated in thousands.

1. Cash and cash equivalents	Historical subtotal	$306,514
	Rights offering proceeds, net of shares acquired by Mass	47,529
	Arbitration award	8,962

	Pro forma	$363,005

2. Securities, current	Historical subtotal	$30,837
	Elimination of Mass’s common shares currently held by Terra Nova	(11,073)

	Pro forma	$19,764

3. Note and loan receivable, current	Historical subtotal	$20,723
	Extension of loan maturity date	(12,723)

	Pro forma	$8,000

4. Other receivables	Historical subtotal	$32,899
	Elimination of accounts between Terra Nova and Mass	(209)

	Pro forma	$32,690

5. Loan receivable, non-current	Historical subtotal	$0
	Extension of loan maturity date	12,723

	Pro forma	$12,723

6. Investment in a former subsidiary	Historical subtotal	$116,909
	Second, Third and Proposed Fourth Distributions of KID shares	(116,909)

	Pro forma	$0

7. Property, plant and equipment	Historical subtotal	$25,390
	Revaluation of resource property held by Mass	18,000

	Pro forma	$43,390

8. Interest in resource property	Historical subtotal	$26,143
	Payment for resource property in shares in 3rd quarter 2010	303
	Revaluation of interest in Wabush resource property to fair value pursuant to IFRS	172,850

	Pro forma	$199,296

9. Accounts payable and accrued expenses	Historical subtotal	$46,559
	Elimination of accounts between Terra Nova and Mass	(209)

	Pro forma	$46,350

10. Income tax liabilities	Historical subtotal	$1,393
	Tax on arbitration award	2,554

	Pro forma	$3,947

11. Dividends payable	Historical subtotal	$37,326
	Payment of Second Distribution of KID shares	(37,326)

	Pro forma	$0

12. Debt, less current portion	Historical subtotal	$50,922
	Conversion of bonds	(2,610)

	Pro forma	$48,312

PAGE 4/11

13. Future income tax liability, long-term	Historical subtotal	$1,953
	Taxes on revaluation of interest in Wabush resource property	51,850

	Pro forma	$53,803

			Number of
			shares
14. Shareholders’ equity	Historical amount of Terra Nova	$206,567	30,284,911
	Shares issued for acquisition of Mass	224,899	25,001,089
	Rights offering, net of shares acquired by Mass	47,529	7,242,988
	Payment for resource property in shares in 3rd quarter 2010	303	41,400
	Arbitration award, net of taxes	6,408	0
	Revaluation of interest in Wabush resource property, net of taxes, pursuant to IFRS	121,000	0
	Third Distribution and Proposed Fourth Distribution of KID shares	(79,583)	0

	Pro forma	$527,123	62,570,388

15. Pro-forma working capital and selected pro-forma ratios	Working capital	$353,941
	Current Ratio	3.26
	Long-term debt, less current portion	$48,312
	Long-term debt to shareholder equity	0.09
The foregoing table gives pro forma effect to certain items that are not related to the Offer. These pro forma amounts do not represent our actual consolidated financial position and are “non-GAAP” measures. Management of Terra Nova considers them a meaningful supplement to assess its liquidity, capital resources, shareholders’ equity and book value. These non-GAAP measures have significant limitations as an analytical tool and should not be considered in isolation or as a substitute for GAAP measures for liquidity, capital resources or shareholders’ equity. Management believes this information to be useful to securities holders and analysts in assessing Terra Nova’s pro forma liquidity, capital resources and equity and valuing Terra Nova on an ongoing basis as they reflect actual changes to cash and securities resulting from the Rights Offering and Third Distribution and expected changes to property, plant and equipment and securities resulting from Terra Nova’s adoption of IFRS and the Proposed Fourth Distribution. The unaudited pro forma consolidated balance sheet should be read in conjunction with the accompanying notes and the actual unaudited historical consolidated financial statements of Terra Nova and Mass as of and for the six months ended June 30, 2010.
The agreement between Terra Nova and Mass provides for, among other things, a non-solicitation covenant on the part of Mass, subject to customary “fiduciary out” provisions that entitle Mass to consider and accept a superior proposal, a right in favour of Terra Nova to match any superior proposal and the payment of a reciprocal termination payment of $6 million, if the acquisition is not completed as a result of the superior proposal or other termination of the agreement in certain circumstances.
The Offer documents are expected to be mailed on or about September 30, 2010. The Offer will be open for acceptance for a period of 20 business days and will be conditional upon, among other things, Terra Nova acquiring such number of Mass shares that, together with Mass shares held by Terra Nova, constitute not less than 50.1 percent of the Mass shares on a fully-diluted basis and approval by a majority of Terra Nova’s shareholders at its shareholders’ meeting scheduled for October 29, 2010. In addition, the Offer will be subject to certain customary conditions, relevant regulatory approvals including in the United States and the New York Stock Exchange, the absence of a material adverse

PAGE 5/11

change with respect to Mass, and a waiver of the Mass shareholder rights plan. Once the 50.1 percent acceptance level is met, Terra Nova intends to take steps available to it under applicable laws and the agreement to acquire any outstanding Mass shares. Terra Nova may waive the conditions of the Offer in certain circumstances.
In connection with the Offer, the Board of Directors of Terra Nova formed a special committee of qualified directors to review and consider the Offer. The Board of Directors of Terra Nova after receiving the recommendations of its special committee and consultation with its financial and legal advisors, has unanimously approved entering into the agreement and the Offer.
Mr. Rigg, the Chairman of the Special Committee of Terra Nova, noted, “The combination of Mass with Terra Nova creates significant opportunity for the enlarged business and brings together two complementary businesses. This is an important step in our strategy to grow Terra Nova into a truly global business. With this transaction, we unleash opportunities to create value through growth and acquisition opportunities, additional products potential and access to faster growing Asian markets. We also eliminate potential overlap between the companies for acquisition opportunities in the natural resources business. Finally, we are also pleased that the Offer recognizes and is being effected based on the fair value of our royalty interest.”
Michael Smith, the Chairman of Terra Nova said “Looking back to December 2005, we were principally engaged in the merchant banking business and were seeking to increase the market value of our common equity. This was very challenging as we were a small company with limited resources and had difficulty in attracting market recognition.
At that time, one of our portfolio companies, KID was growing nicely and was operating in a highly favourable sector, being the emerging market infrastructure industry. As a result, we focused on growing and enhancing the returns of its industrial business. The industrial business consumed a significant majority of our capital resources and management attention. It greatly overshadowed our other interests which, we felt, were not reflected in the market value of our shares. As a result, in January, 2006, we distributed our financial business called Mass Financial Corp. to our shareholders. Since its distribution in 2006, Mass has operated on its own, achieved satisfactory results and produced a book value of over $215 million.
At the end of 2009 we again undertook a hard strategic look at KID’s industrial business. With its long German history of over 100 years, we felt it would be more appreciated and achieve a higher valuation, from a capital markets point of view, on a German market and be well received by European investors.
Therefore, we obtained a full listing for KID on the Frankfurt Stock Exchange and in April, 2010, commenced distributing our KID shares to our shareholders in tranches. This has been well received and the new management in KID has been extremely proactive in addressing market conditions and implementing necessary changes. We congratulate them.
In conjunction with the distribution of our industrial business, we felt there were significant potential opportunities to capture and enhance long-term value for our shareholders in the global commodities and natural resources businesses. Terra Nova’s prime operating asset is a royalty interest in Wabush iron ore mine. In late 2009 one of the three joint owners bought out the other two and became the sole owner and operator of the mine. We believe this is very positive for the mine. Additionally, we have also benefitted from the long-term global increase in demand and prices for iron ore which have increased from around $36 per tonne when we acquired this asset as part of the old distressed Canadian Javelin Company in 1989, to $165 per tonne, the prevailing price now.
PAGE 6/11

We look now at Mass as an acceptable success. With our unleveraged balance sheet, a good cash position and strong overall liquidity, we believe Terra Nova and Mass together can achieve greater returns and a better valuation in the capital markets by, among other things:
•	a fiscally responsible tax rate and the ability, at last, to return cash dividends to our shareholders without tax;

•	an increase in overall liquidity and capital lets us pursue more significant growth opportunities;

•	potential synergies in the commodities and natural resource sector;

•	exposure to faster growing markets, including through Mass’s resources interests; and

•	broader and more diversified business exposure.
With our new growth in capital and assets, we look forward to the support of over 550 employees system wide and point out this transaction will be an opportunity for us all. There are benefits to our suppliers, customers and banks which will enhance value for our shareholders and other stakeholders.”
In connection with the Offer, Michael Smith will continue as Chairman and Chief Executive Officer, Ernest Alders will be our new President, and Ferdinand Steinbauer our new Chief Financial Officer. Alan Hartslief will no longer be CFO of Terra Nova. We will change our name to more properly reflect our new operations.
After completion of the Offer, we intend to distribute the balance of our KID Shares without tax to all of our shareholders. After giving pro forma effect to the Offer, such distribution would be on the basis of one (1) share of KID for each nine (9) Terra Nova shares held and is expected to occur in the fourth quarter of 2010.
Investment Market Call
Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held with senior management; this call will be broadcast live over the Internet at the company’s website www.terranovaroyalty.com. An online archive will be available immediately following the call and will continue for seven days or to listen to the audio replay by phone, dial: 1 (877) 660-6853 using passcode 356810 and account #356. International callers should dial: 1 (201) 612-7415.
About Terra Nova
Terra Nova Royalty Corporation is active in the mineral royalty and natural resources industry. To obtain further information on the Company, please visit our website at: http://www.terranovroyaltykhdhumboldt.com.
About Mass
To obtain further information on Mass, please visit its website at http://www.massfinancialcorp.com.
PAGE 7/11

Legal Notice
This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document to be delivered to Mass and filed with securities regulators and to be mailed to Mass shareholders by Terra Nova. Mass shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
Raymond James Ltd. is acting exclusively for Terra Nova and no one else in connection with the Offer and will not be responsible to anyone other than Terra Nova for providing the protections afforded to its clients or for providing advice in relation to the Offer and/or any other matter referred to in this announcement.
Neither the content of Terra Nova’s website, Mass’s website or any other website nor the content of any website accessible from hyperlinks on Terra Nova’s website, Mass’s website or any other website is incorporated into, or forms part of, this announcement.
Additional Information
Terra Nova intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. Terra Nova also expects to mail a prospectus, which is part of the Registration Statement on Form F-4 and related offer materials including a letter of transmittal to shareholders of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
Forward-Looking Statements
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks
PAGE 8/11

and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PAGE 9/11

A-2
Schedule A
TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2010
(In thousands)

	Historical		Pro Forma Adjustments
	Terra Nova	Mass	(Note 1)	(Note 2)	(Note 3)	(Note 4)	Pro Forma
ASSETS

Current Assets
Cash and cash equivalents	$71,202	$235,312	$—	$—	$—	$—	$306,514
Securities	13,666	17,171	(11,073)	—	—	—	19,764
Restricted cash	—	2,125	—	—	—	—	2,125
Note and loan receivables	8,000	12,723	—	—	—	(12,723)	8,000
Other receivables	5,789	27,110	—	(209)	—	—	32,690
Amount due from a former subsidiary	1,754	—	—	—	—	—	1,754
Inventories	—	50,759	—	—	—	—	50,759
Property for sale	—	11,675	—	—	—	—	11,675
Tax receivables	—	1,747	—	—	—	—	1,747
Contract deposits, prepaid and other	773	17,935	—	—	—	—	18,708
Future income tax assets	158	—	—	—	—	—	158

Total current assets	101,342	376,557	(11,073)	(209)	—	(12,723)	453,894
Non-current Assets
Restricted cash	—	28	—	—	—	—	28
Securities	—	13,421	—	—	—	—	13,421
Loan receivable	—	—	—	—	—	12,723	12,723
Investment in Mass Financial	—	—	235,972	—	(235,972)	—	—
Investment in a former subsidiary	116,909	—	—	—	—	—	116,909
Property, plant and equipment	110	25,280	—	—	18,000	—	43,390
Interest in resource property	26,143	—	—	—	—	—	26,143
Investment property	—	35,595	—	—	—	—	35,595
Equity method investments	—	4,921	—	—	—	—	4,921
Future income tax assets	2,426	3,539	—	—	—	—	5,965
Goodwill	—	4,793	—	—	—	—	4,793

Total non-current assets	145,588	87,577	235,972	—	(217,972)	12,723	263,888

	$246,930	$464,134	$224,899	$(209)	$(217,972)	$—	$717,782

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,326	$44,233	$—	$(209)	$—	$—	$46,350
Debt, current portion	—	1,921	—	—	—	—	1,921
Financial liabilities, short-term bank loans	—	102,978	—	—	—	—	102,978
Provisions	—	1,090	—	—	—	—	1,090
Income tax liabilities	553	840	—	—	—	—	1,393
Deferred credit, future income tax assets	158	—	—	—	—	—	158
Dividend payable	37,326	—	—	—	—	—	37,326

Total current liabilities	40,363	151,062	—	(209)	—	—	191,216
Long-term liabilities
Debt, less current portion	—	50,922	(2,610)	—	—	—	48,312
Provisions	—	972	—	—	—	—	972
Future income tax liability	—	1,953	—	—	—	—	1,953
Other long-term liabilities	—	26,171	—	—	—	—	26,171

Total long-term liabilities	—	80,018	(2,610)	—	—	—	77,408

Total liabilities	40,363	231,080	(2,610)	(209)	—	—	268,624
Equity
Shareholders’ equity	206,567	215,362	227,509	—	(217,972)	—	431,466
Non-controlling interests	—	17,692	—	—	—	—	17,692

Total equity	206,567	233,054	227,509	—	(217,972)	—	449,158

	$246,930	$464,134	$224,899	$(209)	$(217,972)	$—	$717,782

PAGE 10/11

A-2
TERRA NOVA ROYALTY CORPORATION
NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2010
(Unaudited)
The financial statements of Terra Nova are prepared pursuant to the Canadian generally accepted accounting principles while the financial statements of Mass are prepared pursuant to International Financial Reporting Standards. Accordingly, certain balance sheet items in Mass have been changed and reconciled in order to conform with the presentation pursuant to the Canadian generally accepted accounting principles.
The foregoing unaudited pro forma consolidated balance sheet is based on the historical financial statements of Terra Nova and Mass after giving effect to the acquisition of Mass and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated balance sheet of Terra Nova and Mass as at June 30, 2010 is presented as if the Offer was successfully completed on June 30, 2010.
The unaudited pro forma consolidated balance sheet is not intended to represent or be indicative of the consolidated financial position of Terra Nova that would have been reported had the Offer been completed as of the date presented. The unaudited pro forma consolidated balance sheet should be read in conjunction with the: (1) accompanying notes to the unaudited pro forma consolidated balance sheet; (2) separate unaudited historical consolidated financial statements of Terra Nova as of and for the six months ended June 30, 2010; and (3) separate unaudited historical consolidated financial statements of Mass as of and for the six months ended June 30, 2010.
Pro Forma Adjustments:
1.	Terra Nova acquired all the outstanding common shares of Mass, except for 1,203,627 Mass common shares currently held by Terra Nova (which was shown as trading securities by Terra Nova as of June 30, 2010). Prior to the purchase transaction, the holders of Mass’s convertible bonds elected to convert all the bonds into common shares of Mass. The consideration was one common share of Terra Nova for each common share of Mass.

2.	The current accounts and transactions between Terra Nova and Mass were eliminated on consolidation.

3.	Terra Nova’s investment in Mass and shareholders’ equity of Mass were eliminated on consolidation.

4.	Items were reclassified pursuant to the Canadian generally accepted accounting principles.

PAGE 11/11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith

Michael Smith
President and Chief Executive Officer

Date:	September 27, 2010